Exhibit (a)(24)


REMINDER

The Loral Stock Option Exchange Program expires at 11:59 p.m. (New York City time) on Thursday, March 6, 2003. If you wish to participate, please submit your Letter of Transmittal and Schedule A to Patricia Rodenburg as previously instructed. If you do not wish to participate you do not have to complete any forms or otherwise notify us. Participation in the program is voluntary.

If you have any questions about the Stock Option Exchange Program, please contact Jeanette Clonan or John McCarthy at Loral's communications department:
212/338-5670.